21001673

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67556

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCP Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 Wood Road
(No. and Street)

Bedford Hills	NY	10507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Rudman — 917-656-5997 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name – *if individual, state last, first, middle name*)

733 Route 35 N, Suite A	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, George Rudman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCP Capital LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

2/26/2021

DOMENICA VIOLA
Notary Public, State of New York
No. 01VI6192258
Certified in Queens County
Commission Expires 08/25/2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCP Capital, LLC

Statement of Financial Condition

December 31, 2020

Index to the Financial Statements

December 31, 2020

Table of Contents

Page

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of OCP Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OCP Capital, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of OCP Capital, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of OCP Capital, LLC's management. Our responsibility is to express an opinion on OCP Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to OCP Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as OCP Capital, LLC's auditor since 2019.

Adeptus Partners LLC

New York, New York
February 26, 2020

Offices:
Maryland
New York City
Long Island
New Jersey

OCP Capital, LLC
Statement of Financial Condition
December 31, 2020

ASSETS		
Cash	$	239,408
Accounts receivables		21,907
Furniture and equipment - net		21,510
Prepaid expenses and other assets		5,400
Total assets	$	288,225
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	31,613
Total Liabilities		31,613
Member's equity		256,612
Total Liabilities and Member's Equity	$	288,225

See accompanying notes to the financial statements

Note 1. Organization

OCP Capital, LLC (the "Company") is a Delaware limited liability company based in New York City, New York and is a wholly-owned subsidiary of Chimera Capital Partners, LLC. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides private placement and corporate finance advisory services to corporations and fund managers in the United States, Canada and the European Union. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

Note 2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Accounts Receivable
Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2020.

Accounting Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers for an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)
The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer.

The guidance requires an entity to follow a five-step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when or as the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Private placement fees: Revenue is usually recognized at a point in time when a performance obligation is satisfied. The Company earns placement fee revenues in non-underwritten transactions for the private placement of securities in unregistered offerings. The revenues are recognized in accordance with the terms of their applicable contracts in the period in which the services are performed. Generally, placement fee revenues are calculated based on a percentage of the investor capital commitment or investment.

Investment advisory fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Cash and Cash Equivalents
The Company considers money mark et funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

Income Taxes
Income taxes are not payable by, or provided for, the Company since the Company is a Single Member Limited Liability Company and is considered a disregarded entity for income tax purposes.

Note 2. Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Useful lives of furniture and equipment are seven and three years, respectively. Repairs and maintenance are expensed as incurred and major improvements are capitalized.

Note 3. Concentrations of risk

The Company engages in various investment banking and advisory services. In the event customers do not fulfill their obligations, the Company may be exposed to small amount of risk relating to its out-of-pockets expenses. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

Note 4. Fair Value Measurements

When applicable, the Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets. The Firm has nothing within this category.

As of December 31, 2020, the Company did not hold any investment assets.

Note 5. Furniture and Equipment

Major classification of furniture, website design and equipment, as of December 31, 2020 are summarized as follows:

Website design:	$ 25,900
Office Equipment	30,387
Furniture	29,543
	85,830
Less: Accumulated Depreciation	(64,320)
	$ 21,510

Note 6. Pension Plan

The Company has a 401(k)-retirement plan covering substantially all employees. Only full time employees who meet the service period are eligible to participate in the plan. The Company makes a matching contribution on an individual basis, equal to 100% of the contributions made by the participants to the plan, not to exceed 5% of the employee's total annual compensation capped at the annual deferral limit, as defined. The Company may make a discretionary profit-sharing contribution determined on a year-to-year basis. During 2020, there were no matching contributions or profit-sharing contributions.

Note 7. Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness," as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company's "Net Capital" was $207,795 and the "Required Net Capital" was $5,000. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 15.21 to 1.

Note 8. Note Payable – PPP Loan and COVID-19

On April 16, 2020, the Company was granted a loan in the amount of $40,000, pursuant to the Paycheck Protection Program "PPP." The PPP, established as part of the Coronavirus Aid Relief and Economic Security Act (CARES Act) provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses for qualifying businesses. The loans and accrued interest are forgivable after twenty four weeks as long as the borrower uses the loan proceeds for eligible purpose, including payroll, employee benefits, rent and utilities and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty four week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments until the date on which the amount of forgiveness is remitted to the lender. The company applied for and received forgiveness on the PPP loan as of December 21, 2020 with its back and from the SBA as of January 8, 2021.

Based on the terms of forgiveness established under the CARES Act, and FINRA's Notice to Members (COVID-19 – FAQ#CARES), the Company is permitted to add back to net capital the

amount of the covered loan that the firm reasonably expects to be forgiven pursuant to Section 1106 so long as such add back is not greater than the liability of the covered loan.

Note 9. Commitments

ASU 2016-02, Leases, which created ASC 842, Leases, requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset ("ROU") and a corresponding lease liability on its statement of financial condition. The Company has determined that there are no contracts that contain embedded leases. The Company negotiates its rent annually with its parent company. The rent expense is $51,267 for the year ended December 31, 2020.

Note 10. Subsequent events

The Company has evaluated subsequent events for potential recognition or disclosure through February 26, 2021, the date the financial statements were available to be issued.